August 18, 2006

Gary Florindo
Lightspace Corporation
529 Main Street, Suite 330
Boston, Massachusetts 02129

Re: Lightspace Corporation
Form S-1, Amendment No. 3
File No. 333-131857
Filed August 1, 2006

Dear Mr. Lang:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    Prior comment refers to our letter dated July 13, 2006.

Cover Page

1.   You must disclose the price of the offering, not an estimated price. Please revise accordingly.

Use of Proceeds, page 16

2.   Please tell us why this section does not discuss your obligation to repay the note to the affiliate of your former CEO, Immersive Promotions.

Business, page 31

3.   Refer to prior comment 13 and your response. Tell us where you have disclosed the information in the first sentence of your response.

Lang Note, page 41

4.   Refer to prior comment 5 and your response. Tell us the basis for your one-year time frame limit for disclosure purposes.

Liquidity, page 27

5.   Please disclose the effect of not paying the principal on the Senior Notes when due.

Employment Agreements, page 36

6.   Please tell us the composition of the board that requested Mr. Lang to accept a salary decrease. Also tell us the compensation arrangements with your new CEO relative to the decrease rejected by Mr. Lang.

Management Compensation, page 37

7.   Please expand your response to the first sentence of prior comment 14 to clarify why it justifies different disclosure in the two tables.

Certain Relationships and Related Transactions, page 38

8.   We reissue prior comments 15 and 16.   Please note that instruction 2 to Regulation S-K Item 404 requires that disclosure in a Securities Act registration statement include information for the periods specified in Item 404 and for the two fiscal years preceding your last fiscal year.

9.   Please provide to us a detailed explanation reconciling each transaction in your Item 15 disclosure involving an affiliate with its counterpart disclosure in this section.   Separately identify transactions you believe fall outside the required disclosure period.

10.   Refer to prior comment 17. Please tell us which filed exhibit underlies each transaction described in this section.

Principal Stockholders, page 42

11.   Please provide us a table which identifies each securities transaction, including exchange transactions, with AIGH in the last six months, and demonstrate how AIGH's participation in this offering will be consistent with Section 16 of the Exchange Act.

12.   Please disclose the effect on the information in the table of AIGH's contemplated participation in this offering.

Description of Securities, page 43

13.   Provide an explanation of the cashless exercise feature. Use of illustrative examples may be appropriate.

14.   In view of the structure of the Unit and the cashless exercise feature, tell us why you have not included a tax consequences discussion and filed a tax opinion under Regulation S-K Item 601(b)(8).

15.   Please confirm your understanding that any securities offered or issued as contemplated by the second paragraph of recitals (exchange transactions) of the Warrant Agreement filed as Exhibit 3.1 are not registered pursuant to this registration statement. Please tell us how you will ensure that securities that are not issued in your registered offering will not be resold without future compliance with the registration requirements or an applicable exemption from registration.

Common Stock, page 43

16.   Please outline briefly the provisions in your charter documents specifying the votes required by security holders to take action. For example, we note the ninth provision of your certificate of incorporation filed with this amendment.

Financial Statements – Page F-1

17.   Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. An updated accountant's consent should be included with any amendment to the filing.

Note 17. Related Party Transactions, page F-21

18.   Please refer to prior comment 20. As previously requested, please tell us in
        <u>greater</u> <u>detail</u> how the sale and subsequent return of the tiles and other system
        components were recorded and valued. Specifically show us the journal entries
        you made to record these transactions. Cite your basis in GAAP for the accounting
        applied.

<u>Undertakings, page II-6</u>

19.   Refer to prior comment 24. Please correct typographical errors.

<u>Exhibits</u>

20.   We reissue prior comment 29. Exhibits A, B and C to the agreement as filed with
        this amendment are still in blank form. Apply this comment generally to all
        exhibits to the registration statement, including those that refer within the text of
        the document to unfiled schedules, addenda, exhibits, etc. For example, we note
        the missing exhibits mentioned in Exhibit 10.9.

<u>Exhibit 1.4</u>

21.   It is inappropriate to require investors to certify that they have reviewed the
        prospectus. Please revise accordingly.

22.   Please tell us why each of the numbered acknowledgements is necessary and
        where you have described the effect of those acknowledgements in your
        prospectus.

* * * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        You may contact Julie Sherman at (202) 551-3640 or Angela Crane at (202) 551-
3554 if you have questions regarding comments on the financial statements and related
matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3617 with any

other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc. James Kardon, Esq. (Hahn & Hessen)
    VIA TELEFAX (212) 478-7400